FORM 6-K



                      SECURITIES AND EXCHANGE COMMISSION



                            Washington. D.C. 20549



                       Report of Foreign Private Issuer
                   Pursuant to Rule 13a - 16 or 15d-16 under
                      the Securities Exchange Act of 1934



                         For the month of January 2003



                           (Commission file number)



                            Fargo Food Company S.A.
                        Argentine Bread Production S.A.
                            Enicor Sociedad Anonima
                              Capital Foods S.A.
                                Fresh Food S.A.
             Food Producer Establishment Sacaan of Argentina S.A.
                (Translation of registrant's name into English)


                         Ruta Panamericana y M. Sastre
                                1618 - El Talar
                          Provincia de Buenos Aires,
                             Republic of Argentina
                   (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]  Form 40-F ____

Indicate by check Mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Form  _____ No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  January 28, 2003



                                COMPANIA DE ALIMENTOS FARGO S.A.


                                By:
                                   ----------------------------------------
                                   Name:
                                   Title:


                                PANIFICACION ARGENTINA S.A.


                                By:
                                    ---------------------------------------
                                    Name:
                                    Title:


                                ENICOR SOCIEDAD ANONIMA


                                By:
                                   ----------------------------------------
                                   Name:
                                   Title:


                                CAPITAL, FOODS S.A.


                                By:
                                   ----------------------------------------
                                   Name:
                                   Title:


                                FRESH FOOD S.A.


                                By:
                                   ----------------------------------------
                                   Name:
                                   Title:


                                ESTABLECIMIENTO ELABORADOR DE ALIMENTOS
                                SACAAN DE ARGENTINA S.A.


                                By:
                                   ----------------------------------------
                                   Name:
                                   Title:

                                 EXHIBIT INDEX

1. Notification filed with the Comision Nacional de Valores (National Securities and Exchange Commision) and the Bolsa de Comercio de Buenos Aires (Buenos Aires Stock Exchange) on January 28, 2003.

2. Notification, dated January 28, 2003, to the trustee under the holders of the 13 1/4% Senior Notes due 2008 of Compania de Alimentos Fargo S.A.